SINOHUB, INC.
6/F, Building 51, Road 5, Qiongyu Blvd.
Technology Park, Nanshan District
Shenzhen, People’s Republic of China 518057

December 14, 2011

VIA EDGAR

Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street NE
Washington, DC  20549

Re:	SinoHub, Inc.
Amendment No. 1 to Form 10-K for the year ended December 31, 2010
Filed May 24, 2011 (the “Form 10-K”)
Form 10-Q for the quarter ended September 30, 2011
Filed November 14, 2011 (the “Form 10-Q”)
File No. 001-34430

Dear Mr. Vaughn:

This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to SinoHub, Inc. (“SinoHub” or the “Company”) dated November 22, 2011 with respect to the above-referenced Form 10-K and Form 10-Q.

For your convenience, we have included the Staff’s comment in italics before the Company’s response.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Amendment 1 to Form 10-K for the year ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 38

Liquidity and Capital Resources, page 42

Staff Comment 1:  Please discuss the nature of the restrictions on the net assets of your subsidiaries in China, the amount of those net assets, and the potential impact on your liquidity and the ability to pay dividends.  Please further disclose the amount of your statutory reserve and whether the maximum reserve amount has been reached.  Refer to Item 303(a) and Instruction 5 of Regulation S-K.

Kevin L. Vaughn
December 14, 2011

1.
Chinese law mandates that all foreign companies appropriate 10% of retained earnings of their Chinese subsidiaries, up to a maximum aggregate amount of 50% of the registered capital of each such subsidiary, to ensure that money that might otherwise be used to pay Chinese employee claims should they arise is not repatriated outside of China. The amount of retained earnings appropriated by SinoHub’s 5 subsidiaries in China was $924,000 at December 31, 2010.  Other than this appropriation requirement there are no other regulatory restrictions on the net assets of SinoHub’s Chinese subsidiaries.  We do not believe that the appropriation requirement materially affects our liquidity or ability to pay dividends since it represents only about 2% of total retained earnings. Of SinoHub’s 5 subsidiaries in China, only two have had retained earnings as of December 31, 2010. The other three Chinese subsidiaries had yet to generate profits as of December 31, 2010 and so no appropriations were made for these companies.  Below is a table listing the maximum appropriation and actual appropriation made as of December 31, 2010 for each subsidiary.  Variance in exchange rates have led to a total appropriation for SinoHub SCM Shenzhen Limited which is slightly higher than the maximum determined based on 50% of initial registered capital. The reason for this difference is that this calculation must be denominated in RMB and in the three years in which appropriations were made for this subsidiary to get to the maximum amount the exchange rates which were used were 7.98189 RMB per USD in 2006, 7.6172 in 2007 and 6.96225 in 2008 which meant that the USD value of the contributions progressively increased.

		Total
	Maximum	Appropriation
Chinese Subsidiary	Appropriation(1)	as of 12/31/10

SinoHub Electronics Shenzhen Limited	$4,000,000	$508,476
SinoHub SCM Shenzhen Limited	$387,074	$425,300
SinoHub SCM Shanghai Limited	$619,318	$0
SinoHub Electronics Shanghai Limited	$100,000	$0
Topology Communication Technology (Shenzhen), Ltd.
	$2,185,551	$0

(1) As stated above, the maximum appropriation for each subsidiary is equal to 50% of the registered capital of such subsidiary.

The Company will incorporate additional disclosure with respect to the matters described above in future discussions of liquidity and capital resources in its SEC filings as appropriate.

Item 9A.  Evaluation of Disclosure Controls and Procedures, page 51

Management Report on Internal Control over Financial Reporting, page 52

Kevin L. Vaughn
December 14, 2011

Staff Comment 2:  We note your disclosure here that management concluded that your internal control over financial reporting was not effective because of a significant deficiency relating to the accounting for equity-linked financial instruments. Please address the following:

•
Provide us with additional details to support your conclusion that the control deficiency is a significant deficiency and not a material weakness. In this regard, we note that the deficiency resulted in a material misstatement of the annual and interim financial statements not being prevented on a timely basis.

•
Your current disclosure appears to suggest that the deficiency relates solely to your accounting for these warrants. However, it appears that the control deficiency could be more pervasive and relate to your ability to account for complex transactions in accordance with U.S. GAAP. Please explain to us in greater detail the nature of the actual control deficiency identified.

2.
Management concluded that our failure to properly account for equity-linked financial instruments was a significant deficiency, but not a material weakness, because it was related to a non-cash item concerning the specific treatment of certain warrants.  In 2010, due to human error the Company did not properly assess the impact of certain non-standard anti-dilution provisions that existed in stock purchase warrants issued in a March 2010 offering requiring an adjustment to the exercise price of the warrants in the event the Company issued common stock, or securities convertible into or exercisable for common stock, at a price per share lower than such exercise price, resulting in equity (versus liability) treatment and classification for the warrants. We do not believe that the deficiency is pervasive and we do not think that it indicates an inability to account for complex transactions in accordance with US GAAP. We believe this was an isolated incident and we will carefully consider any future potential issue should we enter into a complex transaction.

Staff Comment 3: We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

•
Please describe the process you used to determine whether internal control over financial reporting effectively considered controls to address financial reporting risks that are relevant to all locations where you have operations.

•	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Kevin L. Vaughn
December 14, 2011

How do you maintain your books and records and prepare your financial statements?

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Who is involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Kevin L. Vaughn
December 14, 2011

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

We note that you identify Mr. Daniel Chi Keung Lui as your audit committee financial expert in your filing. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

3.
The Company’s internal control over financial reporting is a process designed by our chief financial officer (CFO) and reviewed by our Audit Committee to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes. All of our sales, purchases and payments are approved by our CFO and checked by our accounting manager. We follow the SEC financial reporting guidelines to prepare our financial statements. The Company’s books and records are maintained in accordance with U.S. GAAP.

The CFO is the primary person who monitors the preparation of books and records that are kept by accountants in our Finance Department.

The Company used simple segregation of duty and key control points to build our internal control system. The segregation of duty in Finance is designed to separate different functions and duties where preparation, review and approval will be carried out by different personnel to ensure all material errors are identified by responsible staff. The accounting staff is responsible for the daily entry and preparation of vouchers, and the accounting manager is responsible for checking on the accounting staff’s work and preparing all the journal adjustments. The CFO is responsible for reviewing the accounting manager’s work, reviewing all cash and banking transactions and approving all financial statements of the Company.

The Company uses the U8 accounting software from UFIDA to help ensure proper recording of transactions and to detect material errors. Records are maintained at each location where the Company does business. Internal audit staff inspects each location and verifies these records before they are reported to our headquarters where they are consolidated.

Kevin L. Vaughn
December 14, 2011

All key control points, such as cash, bank statements, sales, accounts receivables, inventories, purchase orders, accounts payable, bank deposits, bank disbursements, payroll and human resource cycles are monitored by the CFO to ensure that all transactions and supporting documents are kept and recorded in a proper manner.
Our CFO has 10 years experience as a chief financial officer including 2 years as CFO of Shenzhen Excellence Investment Development Co., Ltd., a company involved in international logistic management, bonded warehouse, international shipment, international trading, management of real estate and construction and high-technology bio-medicine, and 2 years as CFO of B&D Engine Co., Ltd. (Shenzhen), a large scale OEM for Mercedes Benz, prior to becoming CFO of SinoHub, Inc. in March 2005. Mr. Li has five years experience with U.S. GAAP. He learned U.S. GAAP after extensive experience with Chinese GAAP through self study and working with external resources. Mr. Li also has attended in the past and will attend in the future the SEC update courses held by CPE in Shanghai, China when time permits from his schedule.

In 2009 the Company engaged MJS Consulting a consulting firm staffed with US certified public accountants based in Portland, Oregon and Hong Kong, to ensure compliance with Sarbanes/Oxley 404 and assess the effectiveness of our controls and policies then in place.  During the past 2 years, the Company has refined and improved its controls over financial reporting based on the recommendations of MJS Consulting.
In addition to our CFO, our accounting manager has 20 years of experience in accounting. Also, the Company has an internal audit function and our internal audit manager has 11 years of experience in accounting. Our accounting manager and internal audit manager learned U.S. GAAP through self study and from our CFO.
The Company neither retains an accounting firm or similar organization to prepare its financial statements nor individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

Mr. Lui served as CFO and a director of China Digital Media Corporation, a company listed on the OTCBB, from 2004 to 2006 where Mr. Lui was responsible for the preparation and review of US GAAP-compliant financial statements and assisted with the implementation of financial and internal control systems to achieve compliance with applicable regulatory listing requirements.  From 2006 to the present, Mr. Lui has served as the chief executive officer for Porcheers Consultants Limited which provides consulting services to US listed companies with respect to establishing internal controls to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

Kevin L. Vaughn
December 14, 2011

Consolidated Statements of Operations and Comprehensive Income, page 81

Staff Comment 4.  We note your presentation of "stock compensation expense" and "stock option compensation amortization" on the face of your statements of operations. Please revise future filings to remove these line items from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

4.
In future filings we will remove the “stock compensation expense" and "stock option compensation amortization" line items from the face of our statements of operations and present the information with respect to such line items in accordance with SAB Topic 14-F.

Note 1. Summary of Significant Accounting Policies and Organization, page 84

Revenue and Cost Recognition, page 89

Staff Comment 5.  We note that you recognize revenues net of discounts and allowances. Please explain to us the types of discounts and allowances you offer to your customers. Clearly explain how you are able to estimate these allowances at the time of shipment. Revise future filings to expand your disclosures.

5.
Our policy is to recognize revenue net of discounts and allowances, but to date we have not offered any discounts or allowances to our customers.  We will reflect this in future filings.  To the extent that we offer formal discounts or allowances to customers in the future we will provide appropriate disclosure of such discounts or allowances in subsequent filings.

Staff Comment 6.  Further to the above, please tell us more regarding how you recognize revenues for your supply chain management services. Explain the components of the revenue you recognize from these services. Also explain the direct costs relating to these services. Provide us with a walkthrough of your accounting for the inventory for which you provide these services, including clarifying whether this inventory was manufactured by you, a related party entity or an independent third party.

6.
Revenues for supply chain management (SCM) services are earned from both the logistics services and procurement-fulfillment programs provided. We recognize revenues for our SCM services when services are provided. The components of SCM service revenue are: delivery services, import/export services, warehouse services and a number of ancillary services and are primarily based on a percentage of inventory value handled for a customer. Cost of sales for SCM services primarily represents direct costs incurred for providing SCM services such as transportation, kitting, insurance, repackaging and re-labeling.

Kevin L. Vaughn
December 14, 2011

Cost of sales for SCM services does not include cost of inventory. For electronic component sales, we purchase electronic components from independent third parties and hold them in inventory, valued at cost, until they are shipped to our customers.

Note 18. Segment Information, page 109

Staff Comment 7.  Please revise future filings to disclose revenues attributed to your country of domicile and revenues attributed to foreign countries. Refer to FASB ASC paragraph 280-10-50-41a.

7.
The Company acknowledges the Staff’s comment and confirms that in future filings the Company will disclose revenue attributable to our country of domicile and to foreign countries or regions to the extent required by FASB ASC paragraph 280-10-50-41a.

Form 10-Q for the quarter ended September 30, 2011

Note 17. Restricted Cash and Bank Borrowings, page 29

Staff Comment 8.  We note that at September 30, 2011, you have recognized $85.1 million related to non- deliverable forward (NDF) contracts. Please explain to us the material terms and conditions of your NDF contracts and explain to us how you considered FASB ASC Topic 815 in your accounting and disclosure of these contracts.

8.
As of September 30, 2011 SinoHub had restricted cash and bank loan balances of $85.1 million related to non-deliverable forward (NDF) contracts. As explained at the bottom of page 29 of the Form 10-Q, the Company assumes no risk for the NDF contracts in these transactions.  As an example, if the Company owed a supplier in Hong Kong $1 million, in the third quarter of 2011 Chinese banks were willing to loan the Company $1 million for one year at a fixed rate of interest to pay the supplier as long as SinoHub was willing to deposit an amount of RMB (less than the current exchange rate) for one year in their bank.  At the end of the one year period, the bank will use the deposit to pay off the loan and keep the difference, if any, resulting from any appreciation of the RMB against the dollar during the period.  If the value of the RMB versus the US dollar declines, the bank will make up the difference, and the Company would not be required to make any payments to the bank to pay off the loan other than the deposit.

We have considered whether the NDF contracts that require assessment under FASB ASC Topic 815 should be accounted for as derivative instruments and concluded that these NDF contracts are loan commitments and are not derivative instruments and therefore FASB ASC Topic 815 does not apply.

Kevin L. Vaughn
December 14, 2011

Consolidated Financial Condition and Liquidity, page 32

Staff Comment 9.  We note the significance of your accounts receivable at September 30, 2011. Please explain to us the factors that led to the increase in your accounts receivable in light of the declining sales in the quarter. In this regard, it appears your days sales outstanding has grown from approximately 85 days at December 31, 2010 to approximately 116 days at September 30, 2011. Discuss the factors contributing to this increase. Also discuss the typical payment terms that you offer to customers and explain the factors you consider in determining your allowance for doubtful accounts.

9.
The primary factor that led to the increase in accounts receivable in the quarter ended September 30, 2011 was the fact the Chinese banks tightened credit on loans to small and medium size enterprises (SMEs), which made it more difficult for companies that rely on loans to address short-term cash flow problems to obtain such loans. As an example, we have a customer in Shanghai to whom we have been selling electronic components and providing supply chain management services for over four years. They sell primarily to large corporations and government agencies which pay them once a year. In the past, they used bank borrowings to obtain operating capital while waiting for the annual payments from their customers, but this year that credit has not been available so the amount of receivables from this account is much greater than in the past. We believe that we will collect this money, but this year we will have to wait until they get paid by their customers. We offer clients to whom we sell electronic components 30 to 180 day payment terms. Extended terms, which we consider to be beyond 60 days, are given based on the financial condition and our sense of the creditworthiness of each individual customer. In determining our allowance for doubtful accounts, we consider the current financial condition, the past payment record and length of our relationship with our customers. We also consider whether or not there are any special circumstances that currently affect the ability of our customers to pay on time and the likelihood that any such circumstance with persist.

Kevin L. Vaughn
December 14, 2011

The Company appreciates the Staff’s comments with respect to the filings.  Comments or questions regarding this letter may be directed to the undersigned at willa@sinohub.com or by fax to +86-755-2661-9967 or to Gregory White of Seyfarth Shaw, LLP at (617) 946-4853.

Very truly yours,

SINOHUB, INC.

/s/ De Hai Li
De Hai Li